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Classic Rules Judo Championships, Inc.
Stamford Judo
100 Research Drive, Unit 16
Stamford, CT 06906
http://stamfordjudo.us

Mailing Address: P.O. Box 708 Redding, CT 06896
Tel. 203/406-3915
Fax. 203/286-2356
Email: chrisangle@sbcglobal.net

Mr. John Stickel, Attorney-Advisor (Mail Stop 3561)
Securities and Exchange Commission
Washington, D.C. 20549

Date: February 11, 2011

Re: Classic Rules Judo Championships, Inc., File NO. - 333-167451

Dear Sirs:

The following is the update to our filing to reflect your additional comments of the SEC letter dated January 19th, 2011.

Comment 1

1. We note your response to our prior comment 3 and reissue. Some of your risk factors are not preceded by subheadings. Specifically, please refer to pages 7 and 9 and include a subheading for each risk factor and clearly and concisely identify a risk under each risk factor subheading. Additionally, please expand each subheading to briefly describe the risk instead of simply referencing the nature of the risk.

Our Revision:

RISK FACTORS RELATING TO OUR BUSINESS AND INDUSTRY

We may not be able to raise sufficient capital or generate adequate revenue in the future to meet our obligations and fund our operating expenses.

As of December 31, 2007, the Company had no working cash and equivalents or assets. As of December 31, 2009 and 2008, the Company had $1,337 and $1,698, respectively, in cash. The Company plans to specialize in utilizing internet media and word of mouth to market and generate its leads for its business of conducting judo tournaments. The Company needs to raise additional capital in order to fully develop its business plan. The Company currently has enough funds to partially implement its business plan. Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in reducing or ceasing our operations.

Additionally, even if we do raise sufficient capital and generate revenues to promote our future tournaments and to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from future operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent auditors currently included an explanatory paragraph in their report on our financial statements regarding concerns about our ability to continue as a going concern.

Our limited operation history makes it difficult to be able to raise needed capital in the future.

We performed our first contest in March 2010. Therefore, we not only have a very limited operating history, but also a very limited track record in executing our business model. Our future success depends on acceptance of our tournament by athletes to become participants. Our efforts to sell our tournament model to judo athletes may not continue to be successful. In particular, because we are a relatively new company with a limited operating history, judo athletes and potential investors may have concerns regarding our viability. Our limited operating history may also make it difficult to evaluate our current business and future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly changing industries. If we do not manage these risks successfully, our business and operating results will be adversely affected.

We may be inadequately capitalized and not have enough cash flow to endure our proposed operational plans.

We have yet to attain profitable operations; and because we will need additional financing to fund our activities, our accountants believe there is substantial doubt about the company's ability to continue as a going concern. The Company has prepared financial statements for the years ended December 31, 2008 and 2009 reporting and its September 30th, 2010 review that the Company is in its developmental stages having only performed its first tournament. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. Accordingly, management believes the Company's continued existence, future expansion, and ultimate profitability is fully dependent upon raising sufficient proceeds in the future. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its entire business plan.

We may not be able to operate efficiently and sell enough product to satisfy its capital needs .

The Company anticipates that it will incur losses and negative cash flow over the next twelve (12) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

The company expects that until next June 2011, it will have expenses of approximately $200 per month plus its accounts payable of $4,099. These expenses will primarily be (in addition to the accounts payable of $1,750) the monthly amount of the Stock Transfer Agent of $75 per month plus an extra $100 per month extra for internet, website, and unexpected contingencies that may arise from time to time. In addition, the yearly audit fees are estimated to be approximately $7,500. In order to meet this cash requirement the Company will have to raise money through a Private Placement Memorandum. If we raise $10,650 or more, the company expects that it will be able to cover its expenses until its next tournament and through June 2011.

If the Company does not raise at least $10,650, it may not be able to meet its obligations and as a result have to cease operations. Further upon reaching June 2011, the second tournament, scheduled for May 7th, 2011, may not be successful, and as a result the Company may continue to operate at a loss. Should this become the case, the Company will either need to raise more money or cease operations.

The Company expects that the minimum operating costs to run the tournament in June 2011 will be $1,500. If the Company does not take in that revenue at the tournament, it will have to raise money to cover any shortfall; if it does not raise this needed capital, the company may have to cease operations.

We may experience significant yearly fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Due to our limited operating history, our evolving business model and the unpredictability the judo athletes, our operating results may fluctuate significantly in the future. Many of the factors that cause these fluctuations are outside of our control. The amount we spend on tournament preparations may result in significant yearly fluctuations in our capital expenditures, and the amount and timing of our contest sales may result in significant fluctuations in our cash flow on a yearly basis. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

In addition to the factors described above, other factors that may affect our operating results include:
- Increases in the prices we need to pay to preform our tournaments;
- Increases in operating expenses, including those attributable to the costs of new judo tournament initiatives;
- Loss of athlete participants from previous years;
- Changes in our contest fee rates or the pricing policies of our competitors;
- Our unpredictable athlete participation contest cycle, including changes in potential athletes decisions whether to participate in our contest;
- Lower contest entry fees payable from the judo athletes due to increased competition from other judo tournaments;
- Our inability to develop and implement new tournaments that meet the judo athletes requirements or expectations in a timely manner;
- Our inability to retain key personnel;
- Any significant changes in the competitive dynamics of our market of athlete competitions, including new tournaments or substantial discounting of entry fees that are viewed by participating athletes as competitive to ours;
- Adverse economic conditions in our industry that effects the athletes which could affect the athletes economic ability to take time and endure the cost of the entry fee to compete.

The market for our Classic Rules tournaments is immature, and if our product is not widely accepted or is accepted more slowly than we expect, our operating results will be adversely affected.

We have derived substantially all of our revenue from the sale of contest entries and we expect this will continue for the foreseeable future. As a result, widespread acceptance of this entry fee for our tournament is critical to our future success. The market for a classic rules judo tournament is new, and it is uncertain whether these contests will achieve and sustain high levels of athlete acceptance. Factors that may negatively affect athlete acceptance of our product as well as our ability to obtain new athletes, include:

- Lack of perceived relevance and value in our tournaments by existing or potential athletes;
- Budgetary limitations to expand the tournament for new and existing athletes; and
- The belief that our tournament product is available from alternative contests.

We have limited experience with respect to our entry fee pricing model, and if the prices we charge for memberships are unacceptable to our existing or potential judo athletes, our revenue and operating results could experience volatility or decline. We have limited experience with respect to determining the appropriate metrics for establishing the annual entry fees for our contest. If the market for our tournament fails to develop or develops more slowly than we anticipate, or if competitors introduce new contests that compete with ours, we may be unable to attract new judo athletes at favorable entry fees based on the same pricing model we have historically used. In the future, it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our entry fee rates, which could harm our operating results.

Our entry fees from judo athletes may decrease due to factors outside of our control.

Each athlete entry fee may have to be reset yearly based on athlete acceptance of our product and with the availability of other judo tournaments which compete for the judo athletes attention which may impact our financial results.

We may not be able to compete effectively against others to attract new judo athletes.

In our efforts to attract new athletes and retain existing ones, we compete primarily against established judo tournaments of other competitors.

We expect to face more direct competition in the future from other established and emerging contests. In addition, as a relatively new contest, we may not be able to attract the attention and interest of the judo athlete and may make errors in our attempts to develop a contest that attracts the athlete making us unable to make a profit.

We plan to substantially increase our operating expenses to expand our operations, and those increased expenses may negatively impact our profitability.

We expect to significantly increase future expenditures to develop and expand our business, including making substantial expenditures in marketing and contest equipment. We intend to develop new contests which will result in an increase in our operating expenses with no assurance that such tournaments will result in additional revenue that is sufficient to offset the additional expenses we incur.

We might require additional capital to support our business growth and new future contests, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to acquire equipment such as contest mats and other tournament related equipment, expenses to increase our marketing efforts, and the need to put on an attractive tournament.

Accordingly, we may need to engage in equity or debt financings or enter into credit agreements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities that we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We lack an extended operating history having only performed one tournament and have losses that we expect to continue into the future.

There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we will cease operations and you will lose your investment.

We were incorporated on November 16th, 2005, and we have organized and performed only one tournament with minimum revenue . We have little operating history upon which an evaluation of our future success or failure can be made. Our net loss from inception through June 30, 2010 is ($33,744).

Our ability to achieve and maintain profitability and positive cash flow is dependent upon:
- completion of this offering;
- our ability to develop and continually update a functional, user-friendly website;
- our ability to procure and maintain on commercially reasonable terms relationships with third parties to develop and maintain our website, network infrastructure, and transaction processing systems;
- our ability to identify and pursue mediums through which we will be able to market our product;
- our ability to attract athletes and their coaches to our website and obtain advertising sponsors;
- our ability to generate revenues through sales to new participants and advertising generated by our website;
- our ability to manage growth by managing administrative overhead; and
- our ability to obtain a suitable facility again next year and in subsequent years to hold our events.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses and our revenues may not be as much as we might expect. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause you to lose your investment.

We may be unable to protect the intellectual property rights that we have.

Our main intellectual property right lies in the name of Classic Rules Judo. This nomenclature denotes the type of judo and judo tournament that we are producing. As we are the first to use this brand name, we will become synonymous with this phrase. Since we see Classic Rules Judo as a phrase that will identify the Companys type of tournament, there may be some protection that that the Company could establish as a Servicemark, Trademark, or other; but the Company is unsure if there are protections and if any are applicable to Classic Rules Judo. If there is no protection, this may further jeopardize our product.

Chris Angle has assigned his right, if any, to the phrase Classic Rules Judo to the company. (See Exhibit)

Christopher Angle, our sole officer and director, developed the concepts behind the business plan. Mr. Angle assigned any intellectual property rights that he may have had in that line to us. While Mr. Angle did not believe that the tournament plan and its proposed website infringed on the intellectual property rights of third parties, Mr. Angle did not take any steps such as copyright or trademark protection to protect his intellectual property rights (if any), nor did he conduct any investigation to see if the tournament plan or the website plan infringed on the intellectual property rights of third parties. We have not conducted any investigation to see if the tournament or website plan infringes on the intellectual property rights of others. We have also not taken any further steps to protect our intellectual property rights in the website design nor do we intend to do so until after we become profitable in our operations.

Mr. Angle is under no contractual obligation to Classic Rules Judo Championships to continue to develop new web designs and he is not under any contractual obligation to assign his intellectual property rights in any new lines to the Company. We do not intend to use any person other than Mr. Angle as a source of concepts for new contest participation offers on our website.

We intend to rely on a combination of copyright, trademark, and trade secret protection and non-disclosure agreements with employees and third-party service providers to establish and protect the intellectual property rights that we have in the tournament. There can be no assurance that our competitors will not independently develop tournaments that are substantially equivalent or superior to ours. There also can be no assurance that the measures we adopt to protect our intellectual property rights will be adequate to do so. The ability of our competitors to develop services or other intellectual property rights equivalent or superior to ours or that our inability to enforce our intellectual property rights could have a material adverse affect on our results of operation. Presently, except with our sole director, Chris Angle, we have no agreements in place and we have no employees. Presently, except with our sole director, Chris Angle, we have no agreements in place and have not signed a non-disclosure agreement with any employees to establish or protect the intellectual property rights that we may have in the tournament.

Though we do not believe that any of the web designs will infringe on the intellectual property rights of third parties in any material respect, there can be no assurance that third parties will not claim infringement by us with respect to the designs. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause delays in the development of the tournament or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to keep up with the changing preferences of judoka (judo enthusiasts) which could require periodic product introduction.

As a result of changing judoka preferences, many tournaments are successfully marketed for a limited period of time. There can be no assurance that any tournament of our web sites will continue to be popular for a period of time. Our success will be dependent upon our ability to develop new and improved websites and ideas for the tournament and other contests of like nature, such as U.S. Open Classic Rules Judo Championships, Pan American Classic Rules Judo Championships. Our failure to introduce new sites, types, and ideas for the tournaments and to achieve and sustain market acceptance and to produce acceptable margins could have a material adverse effect on our financial condition and results of operations. We face intense competition and our inability to successfully compete with our competitors who produce other judo tournaments will have a material adverse effect on our results of operation.

The martial arts industry is highly competitive.

Our competition in the martial arts industry includes the contests sponsored by the International Judo Federation type of Judo, Ju-Jutsu, Karate, Brazilian Jiu-Jitsu, and Tae Kwon Do. Many of our competitors have longer operating histories, greater brand recognition, broader product lines, greater financial resources, and larger advertising budgets than we do. Many of our competitors offer similar tournaments or alternatives to our tournament. We intend to rely solely on concepts and other intellectual property developed by Chris Angle, our sole officer and director. There can be no assurance that we will procure an on-line retail market and tournament for the judoka that will be available to support the tournament site and website and will be sufficient for us to offer or allow us to seek expansion in producing other tournaments such as the Pan-American Open Classic Rules Judo Championships or the U.S. Open Classic Rules Judo Championships. There can be no assurance that we will be able to compete effectively in this marketplace.

Intellectual property claims against us can be costly and could impair our business.

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation and diversion of our time and effort to concentrate on developing our product.

If we do not attract participants each year to our website on cost-effective terms, we will not make a profit in the future, which ultimately will result in a cessation of operations.

To date at our first tournament we did not have many participants. We cannot guarantee that we will ever have many participants. Even if our tournament grows, there is no guarantee that we will generate a profit. If we cannot generate a profit, we will have to suspend or cease operations.

Our success depends on our ability to continue to attract athlete participants to our website on cost-effective terms. Our strategy to attract participants to our website includes viral marketing, the practice of generating "buzz" among Internet users in our products through the developing and maintaining web logs or "blogs", online journals that are updated frequently and available to the public, postings on online communities such as judoinfo.com, judoforum.com, other institutional judo related website, and institutional websites such as Yahoo!(R) Groups and amateur websites such as YouTube.com, and other methods of getting Internet users to refer other judo practitioners to our website by e-mail or word of mouth; search engine optimization, marketing our website via search engines by purchasing sponsored placement in search results; and entering into affiliate marketing relationships with website providers to increase our access to judo internet consumers. Our marketing strategy may not be enough to attract sufficient traffic to our website. If we are unsuccessful at attracting a sufficient and greater amount of traffic to our website, our ability to get an increasing number of participants and further improve our financial condition will be harmed.

We will be dependent on third parties to develop and maintain our website, network infrastructure, and transaction processing systems; design (based on concepts developed by our sole officer and director); and fulfill a number of participant service and other follow up functions. If such parties are unwilling or unable to continue providing these services, our business could be severely harmed.

If we will rely on third parties to assist in developing and maintaining our website, network infrastructure, and transaction processing systems; design (based on concepts developed by Chris Angle, our sole officer and director). Our success will depend on our ability to build and maintain relationships with such third party service providers on commercially reasonable terms. If we are unable to build and maintain such relationships on commercially reasonable terms, we will have to suspend or cease operations. Even if we are able to build and maintain such relationships, if these parties are unable to deliver products/services on a timely basis, our participants could become dissatisfied and decline to participate in our tournament.

If our customers become dissatisfied with the services provided by the third party internet services, our reputation and the Classic Rules Judo Championships brand of tournament could suffer.

We have recently contracted with Homestead Technologies at a cost of approximately $25 per month for website hosting services. We have not fully developed our website, network infrastructure, or transaction processing systems, and while we intend to use the proceeds from our investors to do so, as of yet, we are unsure of these future costs. We will have to suspend or cease operations if we are unable to fully develop our website, network infrastructure, and transaction processing systems.

If we are able to develop our website, network infrastructure, and transaction processing systems, any systems interruptions that result in the unavailability of our website or reduced performance of our transaction systems would reduce our transaction volume and the attractiveness of our services and would seriously harm our business, operating results, and financial condition. Our transaction processing systems and network infrastructure may be unable to accommodate increases in traffic to our website. We may be unable to project accurately the rate or timing of traffic increases or successfully upgrade our systems and infrastructure to accommodate future traffic levels on our website. In addition, we may be unable to upgrade or expand our transaction processing systems in an effective and timely manner or to integrate any newly developed or purchased functionality with our then existing systems. Any inability to do so may cause unanticipated system disruptions, slower response times, degradation in levels of participants' service, impaired quality and speed of order fulfillment or delays in reporting accurate financial information.

If we need additional funds and can't raise them, we will have to terminate our operations.

We are dependent upon the funds we raised from our founders and our first tournament previous to this offering to initiate our operations, the proceeds of which may be insufficient to achieve profitability. We needed the proceeds contributed from the founders ($5,373) and the revenue from our first tournament ($1,677) to start our operations. Of the revenue that we raised so far, this amount will enable us, after paying the expenses of this offering, to operate through to October, 2010. If we need additional funds and can't raise the money, we will have to cease operations.

If we do not make a profit in the future, we may have to suspend or cease operations. In order for us to operate for the coming year we will need to raise an additional $4,750, estimating the monthly costs to be $200 per month plus our accounts payable of $2,350 but not including the expenses of the next tournament that will be held on May 7, 2011. We estimate that our normal expenses for the next contest will rise to about $2,500. This amount added to the $4,750 equals a minimum of $7,250 needed by the end of the next tournament not including the estimated yearly audit fee of $7,500. We expect that our revenues from the May 7, 2011 tournament to increase to about $7,500 as the tournament will be better known throughout the judo community. The cost for a participant to enter is $100; and thus, it will require 75 athletes to participate in order for us to reach our minimum goal of $7,500.

If we cannot operate profitably, we may have to suspend or cease operations.

Because we are small and do not have much capital, we must limit the marketing of our website. The website and word of mouth are how we will generate revenue. Because we will be limiting our marketing activities, we may not be able to attract enough suppliers and customers to operate profitably. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of operations. This activity could prevent us from developing our websites and attracting more customers and result in a lack of revenues that may cause us to suspend or cease operations.

Operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.

Our sole officer and director, Chris Angle, will only be devoting limited time to our operations. Mr. Angle will be devoting approximately 10 hours per week of his time to our operations.

Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him. Because our sole officer and director does not have prior experience in online marketing, we may have to hire additional experienced personnel to assist us with our operations.

If we need the additional experienced personnel and we do not hire them, we could fail in our plan of operations and have to suspend operations or cease operations. Although our sole officer and director has not had prior experience in financial accounting and in the preparation of reports under the Securities Exchange Act of 1934, Mr. Angle is presently using a simple accounting software (Quicken) to prepare the accounting information. Mr. Nathan Lapkin has been assisting Mr. Angle in preparing the Company's financial reports. Mr. Lapkin was compensated by the issuance of 1,160,678 shares of common stock. Should an accountant be needed to assist, we may have to hire experienced personnel which could result in an expense we are unable to pay.

We expect that should an accountant such as a CPA be engaged, his cost will be approximately $2,500 to $5,000 per year. If we need the additional experienced personnel and we do not hire them, we could fail in our plan of operations and have to suspend operations or cease operations entirely and you could lose your investment.

We have only one officer and director and if we lose his services we will have to cease operations.

We are completely dependent on our sole officer and director to guide our initial operations, initiate our plan of operations, and provide financial support. He is responsible for our managerial and organizational structure which will include preparation of disclosure and accounting controls under the Sarbanes Oxley Act of 2002. When these controls are implemented, he will be responsible for the administration of the controls. Should he not have sufficient experience, he may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the Securities and Exchange Commission.

Our success will depend entirely on the ability and resources of Mr. Angle, our sole officer and director. If we lose the services or financial support of Mr. Angle, we will cease operations. Presently, Mr. Angle is committed to providing his time and financial resources to us. However, Mr. Angle does engage in other activities and only devotes, and will devote, a limited amount of time to our operations.

Our success is tied to the continued use of the Internet and the adequacy of the Internet infrastructure.

Our future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of business and communication.

Factors which could reduce the widespread use of the Internet include:

- actual or perceived lack of security of information or privacy protection;
- possible disruptions, computer viruses or other damage to the Internet servers or to users' computers; and
- excessive governmental regulation.

Customers may be unwilling to use the Internet to search for a tournament such as the Classic Rules Judo Championships. Our future depends heavily upon the general judo practitioner's willingness to use the Internet as a means to find and subscribe to a Classic Rules Judo Championships and to travel to the tournament to participate. The demand for and acceptance of such a tournament advertised over the Internet are highly uncertain, and most e-commerce businesses have a short track record. If participants are unwilling to use the Internet to conduct business, our business may not develop profitably. Our relationships with our contest entrants may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers to enroll in the contest, are ineffective. Any breach in our website security could expose us to a risk of loss or litigation and possible liability. We anticipate that we will rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information such as credit card payments for entry fees. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of our security precautions may occur. A compromise in our proposed security could severely harm our business. A party who is able to circumvent our proposed security measures could misappropriate proprietary information, including a participant's credit card information, or cause interruptions in the operation of our website. We may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

Because we intend to rely primarily on on-line credit card payment for entry into the tournament, we will risk fraudulent credit card transactions; a failure to adequately control such transactions would harm our net sales and results of operations because we do not intend to carry insurance against this risk. We intend to utilize technology to help us detect the fraudulent use of credit card information. Nonetheless, we may suffer losses as a result of orders placed with fraudulent credit card data, even though the associated financial institution approved payment of the orders. Under current credit card practices, we will be liable for fraudulent credit card transactions because we do not intend to obtain a cardholder's signature. Because we have little operating history, we cannot predict our future levels of bad-debt expense.

Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our entry fee.

If one or more states successfully assert that we should collect sales or other taxes on the sale of the entry fee that we offer on our website, our business could be harmed. We do not intend to collect sales or other similar taxes for physical shipments of goods into states or countries. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce.

Existing or future government regulation could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. Current and future laws and regulations could harm our business, results of operation, and financial condition.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts. We are subject to increasing regulation at the federal, state, and international levels relating to privacy and the use of personal user information. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts.

If we fail to develop widespread contest awareness cost effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our contest in a cost-effective manner is critical to achieving widespread acceptance of our product and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition of Classic Rules will increase as competition in our market develops. Brand promotion activities of Classic Rules may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to promote and maintain our tournament successfully, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our contest, we may fail to attract or retain the judo athletes to the extent necessary to realize a sufficient return on our brand-building efforts.

We are dependent on our management team, which is composed of our sole officer and CEO, and the loss of this key member may prevent us from implementing our business plan.

Our success depends largely upon the continued services of our executive officer. We do not have employment agreement with our chief executive officer that requires him to remain. Therefore, he could terminate association with the company at any time without penalty. We do not maintain key person life insurance policies on our CEO. The loss of this key employee could seriously harm our business.

Failure to adequately expand our marketing team may impede our growth.

We expect to be substantially dependent on the marketing of our product by our sole officer, Chris Angle, to obtain new judo athlete participants.

Weak global economic conditions may adversely affect demand for our product.

Our operations and performance depend significantly on worldwide economic conditions, and the United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as judo athletes may postpone spending in response to their personal economic conditions and declines in personal income. This response could have a material negative effect on the demand for our product.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated public company reporting requirements. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and The Nasdaq Stock Market, impose additional requirements on public companies, including enhanced corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to satisfy these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers and could increase the cost of obtaining director and officer liability insurance.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors views of us.

Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We need to hire additional accounting and financial staff, improve our existing controls and implement new processes. We cannot be certain that our actions to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline. In addition, a delay in compliance with Section 404 could subject us to sanctions or investigations by The Nasdaq Stock Market, the SEC or other regulatory authorities, make us ineligible for short form resale registrations or result in the inability of registered broker-dealers to make a market in our common stock, any of which could further reduce our stock price and could harm our business.

Furthermore, implementing any appropriate changes to our internal control over financial reporting may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors and employees from the operation of our business. These changes, however, may not be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price. While neither we nor our independent registered public accounting firm have identified deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, there can be no assurance that material weaknesses will not be subsequently identified.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and may have an effect on our reported results of operations.

A change in accounting standards or practices could have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations, including the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, patent assets, other investments, income taxes, litigation and other intangibles, and other contingencies. Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. In addition, actual results may differ from these estimates under different assumptions or conditions. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facility, computer systems and personnel, which are primarily located in the New York City Area. The New York City Area is in close proximity to the infamous terror attack area of 9/11. Acts of terrorism, widespread illness and war could have a negative effect at our ability to develop our tournament product.

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

Because there is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock.  Therefore, there is no central place, such as a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale in compliance with applicable federal and state securities laws.

Because the Securities and Exchange Commission imposes additional sales practice requirements on brokers who deal in our shares that are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and this may cause the price of the shares to decline.

As a newly traded public company the trading price of our common stock is likely to be volatile.

Our shares of common stock are not and may never be quoted on any exchange or listing service. It may be difficult or impossible for you to sell your shares. Our common stock is not quoted on any exchange or listing service and it may never be quoted on any exchange or listing service. Persons who acquire shares of our common stock will have limited liquidity or opportunity to sell their shares and may not be able to recover any funds that have been invested in our common stock and as such the trading price is likely to be volatile.

The possible sales of shares of common stock by our selling shareholders may have a significant adverse effect on the market price of our common stock should a market develop.

The selling shareholders may sell some or all of their shares immediately after they are registered. In the event that the shareholders sell some or all of their shares, the price of our common stock could decrease significantly. Our ability to raise additional capital through the registration of our stock may be harmed by these competing resales of our common stock by the selling shareholders. Potential investors may not be interested in purchasing shares of our common stock if the selling shareholders are selling their shares of common stock. The selling of stock by the shareholders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock. The price of our common stock could fall if the selling shareholders sell substantial amounts of our common stock. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate because the selling shareholders may offer to sell their shares of common stock to potential investors for less than we do.

There is a risk due to us being a Penny Stock.

"Penny Stock" rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our shares.

Trading in our securities is subject to the SEC's "penny stock" rules and we anticipate that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock. The FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our common stock.

Existing and prospective shareholders may experience significant dilution if we enter into a business combination with a private concern or public company and issue securities to shareholders of such private company.

Although the Company has no plans presently to merge with or acquire other companies, should an opportunity arise whereby it would be beneficial to the Company to take advantage of such an opportunity, the Company could consider the situation. As a result, we may enter into a business combination with a private concern or public company that, depending on the terms of merger or acquisition, may result in us issuing securities to shareholders of any such private company. The issuance of previously authorized and un-issued shares of common stock would result in reduction in percentage of shares owned by our present and prospective shareholders and may result in a change in control or management of our Company.

We are a closely held company and our management will have broad discretion over all corporate decisions including the use of the companys revenue and may not make prudent managerial decisions nor apply the proceeds in a way that enhance our operating results that would increase the value of our stock.

One of our shareholders, Desmond Capital, Inc., controls 49.39% of our shares of common stock as of January 26, 2011, and it may not vote its shares in a manner that benefits minority shareholders. As a result, this stockholder, acting along with any other major stockholder, will have the ability to control substantially all matters submitted to our stockholders for approval including:

a) election of our board of directors;
b) removal of any of our directors;
c) amendment of our Articles of Incorporation or bylaws; and
d) adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

This concentration of ownership may also have the effect of delaying, deterring, or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of Desmond Capital. In addition, Desmond Capital may not have an interest in fully promoting the sale of our common stock if such sales would reduce the opportunity for it to sell its own shares at any time in the future.

If our stock does trade in a market or exchange, our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid. Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all other information contained in this prospectus, before you decide whether to purchase our common stock. The occurrence of any of the following risk factors could harm our business. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business. You may lose part or all of your investment due to any of these risks or uncertainties.

If we continue to fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires us to evaluate and report on our internal control over financial reporting for all our current operations and have our independent registered public accounting firm attest to our evaluation beginning with our Annual Report on Form 10-K for the year ending December 31, 2009. Our management has determined that we have material weaknesses in our internal control over financial reporting related to the Company not having an Audit Committee or independent Board of Directors to provide oversight of the Companys operations and not having accounting personnel with the appropriate level of experience and technical expertise to appropriately address complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements. Until these deficiencies in our internal control over financial reporting are remediated, there is a reasonable possibility that a material misstatement to our annual or interim consolidated financial statements could occur and not be prevented or detected by our internal controls in a timely manner. We are committed to appropriately addressing these matters and we have engaged qualified consultants to assist us in these areas until we are able to hire additional resources.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to divert attention from the Companys operations to devote substantial time to new compliance initiatives. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, for the year ended December 31, 2010, we must perform an evaluation and test of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies additional deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Because our auditors have issued a going concern opinion, there is substantial uncertainty that we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such, we may have to cease operations and you could lose your investment.

Comment 2

2. We note your response to our prior comment 8 and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table. This information should be added for each selling shareholder that is a legal entity.

Answer:

We added at the bottom of the shareholders list:

6) The following legal entities have shareholders that have voting and dispositive power with respect to the shares being offered by the legal entity the shareholders list above.

Desmond Capital, Inc. - Chris Angle, who is the sole officer of Classic Rules, owns 25% of the stock of Desmond Capital which owns 5,223,050 shares of Classic Rules common stock.

Comment 3

3. We note your response to our prior comment 9; however, please identify separately who of your selling shareholders are broker-dealers and who are affiliate of broker-dealers.

We changed footnote 4 at the end of the shareholders list to:

4) To the best of our knowledge, these selling shareholders are broker-dealers.

We added footnote 5:

5) To the best of our knowledge, these shareholders are affiliates of broker-dealers.

Comment 4

4. We note your response to our prior comment 10, but do not see the revisions to your disclosure that are specified in your letter and thus reissue. Please refer to your disclosure on page 18 and confirm to us that Mr. Lapkin and Mr. Gruenbaum were not part of your management in the last three years or advise. In this regard, we note that it appears from your disclosure in Footnote F on page F-11 that they were part of your management in the past.

Answer: (Sorry for the oversight on the previous response to your comments.) On page 18, regarding our managerial history, we added:

Since July 16th, 2008 our management has consisted of only Chris Angle, our sole director and officer. Previous to that time, management consisted of Jerry Gruenbaum as President and CEO and Nathan Lapkin as Secretary Treasurer.

Comment 5

We note your response to our prior comment 11 and reissue in part. Please amend your registration statement to state that: (1) Chris Angle, Jerry Gruenbaum, and N. Lapkin purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Chris Angle, Jerry Gruenbaum , and N. Lapkin had no agreements or understanding, directly or indirectly, with any person to distribute the shares. The last portion of the above disclosure appears incomplete on page 18.

Answer: (Sorry for our lack of editing.) We have amended our registration statement to say on page 18 in the second to last paragraph:

(1) Chris Angle, Jerry Gruenbaum, and N. Lapkin purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Chris Angle, Jerry Gruenbaum, and N. Lapkin had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Comment 6.

We note your response to our prior comment 12 an reissue. Please revise your disclosure on age 18 to delete the phrase we believe from the third full paragraph.

Answer:

We deleted we believe from the third full paragraph.

Comment 7.

We note your response to our prior comment 13. Please also have counsel revise the legal opinion to reflect 10,575,962 shares.

Answer: Legal counsel revised Opinion Letter.

Comment 8

 We note your response to our prior comment 14 and reissue. Your disclosure in the founding investors table on page 27 includes identical numbers in the third and fourth columns. Please revise to list shares to be owned by your selling shareholders after completion of the offering or advise.

Answer: We revised the fourth column to indicate that the selling shareholders will completely sell their shares and have adjusted the columns accordingly.

Yours sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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